SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

NOVOGEN LIMITED

(Name of Issuer)

Sponsored ADR (each convertible into 5 Ordinary Shares)

(Title of Class of Securities)

67010F103

(CUSIP Number)

David J. Harris, Esq., 1775 I Street, N.W. Washington, D.C. 20006 (202) 261-3385

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67010F103
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,800 Sponsored ADRs (representing 184,000 ordinary shares)
	8	SHARED VOTING POWER 2,255,016 Sponsored ADRs (representing 11,275,080 ordinary shares)
	9	SOLE DISPOSITIVE POWER 36,800 Sponsored ADRs (representing 184,000 ordinary shares)
	10	SHARED DISPOSITIVE POWER 2,255,016 Sponsored ADRs (representing 11,275,080 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,291,816 Sponsored ADRs (representing 11,459,080 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.77%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,255,016 Sponsored ADRs (representing 11,275,080 ordinary shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,255,016 Sponsored ADRs (representing 11,275,080 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,255,016 Sponsored ADRs (representing 11,275,080 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58%
14	TYPE OF REPORTING PERSON HC

ITEM 1. Security and Issuer.

This Amendment No. 5 to the Statement on Schedule 13D heretofore filed on November 18, 2004 is filed with respect to sponsored ADRs ("Sponsored ADRs"), each convertible into 5 ordinary shares ("Ordinary Shares") of Novogen Limited (the "Company"). The address of the Company is 140 Wicks Road, North Ryde, New South Wales 2113 C3 2113, 01161298780088. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all Ordinary Shares subject to this Amendment No. 5 is $2,021,200.13. The Ordinary Shares herein reported as being beneficially owned by the Reporting Persons were acquired in the following manner:

    (1)    Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased from May 9, 2006 to March 22, 2007 a total of 189,074 Sponsored ADRs (representing 945,370 Ordinary Shares) in open market transactions for aggregate consideration (exclusive of brokers' commissions) of $1,923,871.83. All purchases were made through various brokerage firms, and the primary source of the funding for these purchases was available funds of ECH and margin obtained under standard terms and conditions margin agreements.

    (2)    Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin purchased from November 27, 2006 to December 29, 2006 a total of 8,800 Sponsored ADRs (representing 44,000 Ordinary Shares) in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $87,678.30. The primary source of funds for these purchases was existing funds of the Trust.

    (3)    Acting on behalf of the Anna Lake Elias Trust, in his capacity as Trustee, Austin purchased on December 26, 2006 a total of 1,000 Sponsored ADRs (representing 5,000 Ordinary Shares) in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $9,650. The primary source of funds for these purchases was existing funds of the Trust.

    (4)    On April 21, 2006 Austin ceased to be Trustee for the Christina E. Lowery Trust. As such, Austin is no longer deemed to beneficially own securities with respect to the Christina E. Lowery Trust.

All dollar amounts are in United States dollars.

Item 5. Interest in Securities of the Issuer.

    (a)    Austin is the beneficial owner of 2,291,816 Sponsored ADRs (representing 11,459,080 Ordinary Shares, which is 11.77% based on the 97,294,054 Ordinary Shares outstanding as reported in the Company's Form 20-F, filed on November 29, 2006) as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 2,255,016 Sponsored ADRs (representing 11,275,080 Ordinary Shares, which is 10.58% based on the 97,294,054 Ordinary Shares outstanding as reported in the Company's Form 20-F, filed on November 29, 2006).

    (b)    Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 36,800 Sponsored ADRs (representing 184,000 ordinary shares). As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of the 2,255,016 Sponsored ADRs (representing 11,275,080 ordinary shares) held by ECH.

    (c)    In the preceding 60 days, ECH purchased an aggregate of 36,843 Sponsored ADRs (representing 184,215 Ordinary Shares) in the following transactions, each of which was made in a broker's transaction in the open market.

Date	Transaction	No. of ADRs	Ordinary Shares	Price per ADR
3/5/2007	Purchase	3,000	15,000	$9.99
3/6/2007	Purchase	3,000	15,000	$9.8996
3/7/2007	Purchase	3,000	15,000	$9.9451
3/8/2007	Purchase	300	1,500	$10
3/9/2007	Purchase	3,000	15,000	$9.9996
3/15/2007	Purchase	2,083	10,415	$9.932
3/16/2007	Purchase	2,500	12,500	$8.7276
3/19/2007	Purchase	1,208	6,040	$9.6401
3/20/2007	Purchase	550	2,750	$9.6445
3/21/2007	Purchase	6,202	31,010	$9.8277
3/22/2007	Purchase	12,000	60,000	$9.8725

    (d)    No person other than the Reporting Persons, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

    (e)    Not applicable.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 2, 2007	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH.